July 23, 2019

Nickolas Tabraue
President
Earth Science Tech, Inc.
8000 NW 31st Street, Unit 19
Doral, FL 33122

       Re: Earth Science Tech, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed July 1, 2019
           File No. 000-55000

Dear Mr. Tabraue:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining